                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                               I.C.H. CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                  449264 10 0
                                 (CUSIP Number)

       Michael B. Johnson, 111 Center Street, Little Rock, Arkansas 72201
                              (501) 377-2588
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 February 11, 1994
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: { }

Check the following box if a fee is being paid with the statement:      {x}

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                      This Documents Consists of 6 Pages.
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                                  SCHEDULE 13D

CUSIP NO.  449264 10 0

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephens Inc.
        I.R.S. No. 71-0641478

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) { }
                                                                         (b) {X}

3.      SEC USE ONLY

4.      SOURCE OF FUNDS                      WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       { }

6.      CITIZENSHIP OR PLACE OF ORGANIZATION                    Arkansas

Number of Shares Owned by Each Reporting Person With:

        7.      SOLE VOTING POWER                               4,662,312    {1}
        8.      SHARED VOTING POWER                                 -0-
        9.      SOLE DISPOSITIVE POWER                          4,662,312    {1}
        10.     SHARED DISPOSITIVE POWER                            -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY                  4,662,312    {1}
        EACH REPORTING PERSON

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                          {X}
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN                   8.64%    {2}
        ROW 11

14.     TYPE OF REPORTING PERSON                                     CO

- ------------------------

(1) Includes 45,692 shares of Common Stock issuable upon conversion of 59,400 shares of Series 1986-A Convertible Preferred Stock owned by Reporting Person.

(2) Based upon 47,827,139 shares of Common Stock issued and outstanding as of February 11, 1994 and 6,153,754 shares of Common Stock deemed to be outstanding as of such date pursuant to Rule 13d-3(d)(1)(i) upon conversion of 7,999,880 presently issued and outstanding shares of the Series 1986-A Convertible Preferred Stock.





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         This statement is filed to report the acquisition by Stephens Inc.
("Stephens"), on February 11, 1994, of 4,456,820 shares (the "Shares") of Common Stock of I.C.H. Corporation.

Item 1.          Security and Issuer

                 This statement relates to the common stock, par value $1.00 per share ("Common Stock"), of I.C.H. Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 100 Mallard Creek Road, Suite 400, Louisville, Kentucky 40207.

Item 2.          Identity and Background

(a)-(c)          This statement is filed on behalf of the reporting
and (f) person, Stephens Inc., an Arkansas corporation, whose principal business and executive offices are located at 111 Center Street, Little Rock, Arkansas 72201. The principal business of Stephens is investment banking. The following information is provided with respect to all executive officers, directors and controlling persons of Stephens, all of whom are citizens of or domiciled in the United States:

                               Principal                                                                   Position With
        Name                   Occupation               Employer                  Business Address         Reporting Person
     ------------              ----------               --------                  ----------------         ----------------
     Jackson T. Stephens       Investment Banker        Stephens Inc.             111 Center Street        Chairman
                                                                                  Little Rock, AR 72201

     Warren A. Stephens        Investment Banker        Stephens Inc.             111 Center Street        President and
                                                                                  Little Rock, AR 72201    Director

     Bess Stephens             Retired                  N/A                       111 Center Street        Director
                                                                                  Little Rock, AR 72201

     Wilton R. Stephens, Jr.   Investment Banker        Stephens Inc.             111 Center Street        Director
                                                                                  Little Rock, AR 72201

     Jon E.M. Jacoby           Investment Banker        Stephens Inc.             111 Center Street        Executive Vice President
                                                                                  Little Rock, AR 72201    and Director

     W.R. Walker               Oil & Gas/Real Estate    Stephens Production       623 Garrison Ave.        Director
                                                        Company, Inc.             Fort Smith, AR 72901

     Vernon J. Giss            Retired                  N/A                       111 Center Street        Director
                                                                                  Little Rock, AR 72201

     Craig Campbell            Investment Banker        Stephens Inc.             111 Center Street        Director
                                                                                  Little Rock, AR 72201

     I. Ernest Butler, Jr.     Investment Banker        Stephens Inc.             111 Center Street        Executive Vice President
                                                                                  Little Rock, AR 72201    and Director


(d) Neither Stephens nor any of the persons listed above have, within the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Stephens, nor any of the persons listed above was, within the last 5 years, a party to a civil proceeding of a judicial or administrative body of





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                 competent jurisdiction resulting in, nor is it subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

                 Stephens paid $22,284,100 to purchase the Shares. Such funds were working capital of Stephens and were not borrowed or otherwise obtained from a third party.

Item 4.          Purpose of Transaction

                 The purpose of the acquisition of the Shares by Stephens is for investment. The acquisition of the Shares, which was closed on February 11, 1994, was made pursuant to the terms of a Stock Purchase Agreement, dated January 15, 1994, by and between the Company, Stephens, Consolidated National Corporation, Consolidated Fidelity Life Insurance Company, Robert T. Shaw and C. Fred Rice (the "Stock Purchase Agreement"), a copy of which is attached hereto as Exhibit A and incorporated herein by reference. Pursuant to the terms of the Stock Purchase Agreement (i) Jon E.M. Jacoby, Executive Vice President of Stephens, has been elected to serve on the Company's board of directors; and (ii) the Company has agreed that so long as Stephens owns at least five percent of the issued and outstanding shares of Common Stock, one person designated by Stephens will continue to be nominated for election as a director of the Company and the Company will use its best efforts to secure election of such person as a director.

                 Except as otherwise described herein or in the attachments hereto, there are not any plans or proposals which Stephens or any person named in response to Item 2 has which relate to or would result in:

                          (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

                          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                          (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                          (e)     Any material change in the present
                 capitalization or dividend policy of the Company;





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                          (f)     Any other material change in the Company's
                 business or corporate structure;

                          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                 Section 12(g)(4) of the Securities Exchange Act of 1934; or

                          (j) Any action similar to any of those enumerated above.

                 Although the present intention of Stephens is as described herein, it will act with respect to any such matters presented for its consideration in accordance with its judgment and in light of the facts and circumstances existing at the time. In particular, Stephens may at any time determine that a sale of all or a portion of the Shares is appropriate. Conversely Stephens may determine to acquire additional shares of Common Stock from time to time through private or open market purchases or otherwise on terms more or less favorable than those described herein.


Item 5.          Interest in Securities of the Issuer

(a) & (b)        The information required of Stephens by this Item 5,
                 paragraphs (a) and (b), has been furnished in Items 7 through 13 of the cover page filed with this Schedule 13D, which such information is incorporated herein by reference. No other person named in Item 2, either individually or as part of a "group" as that term is defined in Section 13(d) (3), owns beneficially any shares of the Common Stock.

(c)              Other than as described herein, none of the persons named in
                 Item 2 have effected any transactions in the Common Stock during the preceding 60 day period.

(d) Stephens has the sole right to receive and the power to direct the receipt of dividends from and the proceeds from any sale of the Shares.

(e)              Not applicable.





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Item 6.          Contracts, Arrangements, Understandings or Relationships with
                 Respect to Securities of the Issuer

                 Except as otherwise disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. All discussions of the terms and conditions of the acquisition of the Shares and the Stock Purchase Agreement are summaries only and are qualified in their entirety by reference to Exhibit A.

Item 7.          Material to Be Filed as Exhibits

                 (A) Stock Purchase Agreement, dated January 15, 1994, by and between I.C.H. Corporation, Consolidated National Corporation, Consolidated Fidelity Life Insurance Company, Robert T. Shaw, C. Fred Rice and Stephens Inc. (incorporated by reference to Exhibit No. 2 of the Form 8-K of I.C.H. Corporation dated January 15, 1994.)


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February ___, 1994                           STEPHENS INC.



                                           By:__________________________________
                                              Michael B. Johnson
                                              Associate General Counsel and
                                              Assistant Secretary





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